Filed by Euronav NV This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 Subject Company: Euronav NV (Commission File No. 001-36810) Date: August 4, 2022
PRESS RELEASE Regulated information
Thursday 4 August 2022 – 8 a.m. CET

Euronav announces second quarter and first half 2022 results

HIGHLIGHTS

•	Stronger freight rate market gaining traction in third quarter to date

•	Fleet rejuvenation: 2 VLCCs bought and 4 VLCCs sold & 3 Suezmaxes sold, significantly reducing fleet age

•	Q3 to date spot rates 47% fixed at 12,700 USD per day VLCC with 49% fixed at 23,900 USD per day Suezmax

•	Binding combination agreement for merger with Frontline agreed with exchange offer launch expected during fourth quarter of 2022

•	FSOs contracted to 2032 - fully consolidated 100% under Euronav ownership

•	Decarbonisation: Commitment to net zero emissions by 2050 with key future milestones

ANTWERP, Belgium, 4 August 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the second quarter ended 30 June 2022.

Hugo De Stoop, CEO of Euronav said: “Recent months have proven to be pivotal for Euronav. First, freight markets have improved substantially since March and continued this recovery on a counter-seasonal basis. Second, we have increased future fixed income streams to 2032 via the FSO joint venture partner buyout. Third, during the quarter we undertook a significant rejuvenation resulting in a reduction of the average age of our fleet and still have 10% organic core fleet growth to come from vessels under construction over the next 18 months. Fourth, our decarbonisation strategy and pathway to net zero by 2050 is the first such framework to be applied by a crude tanker company. Finally, the proposed combination with Frontline will further substantially enhance this positioning by adding scale and influence.

Recent trading data points - such as China’s return to crude procurement, vessel supply metrics and improved oil supply - have underpinned a recovery in the freight markets which is unusual for the season. Euronav is ideally placed to benefit from the shorter-term cyclical recovery but also the robust medium-term fundamentals of our market.”

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Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Second Quarter 2022	Second Quarter 2021*	YTD 2022	YTD 2021*

Revenue	148,694	99,303	263,062	208,134
Other operating income	5,114	2,302	7,636	4,673

Voyage expenses and commissions	(43,410)	(29,574)	(74,452)	(50,761)
Vessel operating expenses	(49,967)	(57,815)	(101,521)	(116,097)
Charter hire expenses	(866)	(1,535)	(4,456)	(4,283)
General and administrative expenses	(12,515)	(9,013)	(23,171)	(16,582)
Net gain (loss) on disposal of tangible assets	19,744	9,405	33,244	10,568
Depreciation	(53,650)	(87,368)	(106,251)	(171,225)
Net finance expenses	(28,209)	(21,432)	(61,864)	(37,812)
Share of profit (loss) of equity accounted investees	5,202	5,243	14,574	11,177
Result before taxation	(9,863)	(90,484)	(53,199)	(162,208)

Tax benefit (expense)	4,960	807	4,923	1,518
Profit (loss) for the period	(4,904)	(89,677)	(48,276)	(160,690)

Attributable to: Owners of the Company	(4,904)	(89,677)	(48,276)	(160,690)

To improve the relevancy of the accounting information of the income statement, the Company has decided to reclassify certain cost elements without impact on the profit (loss) for the period. This voluntary change has been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been revised and included in the table above (*).

The contribution to the result is as follows:

(in thousands of USD)	Second Quarter 2022	Second Quarter 2021	YTD 2022	YTD 2021

Tankers	(16,496)	(95,937)	(69,956)	(173,257)
FSO	11,592	6,260	21,680	12,567

Result after taxation	(4,904)	(89,677)	(48,276)	(160,690)

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Thursday 4 August 2022 – 8 a.m. CET

Information per share:

(in USD per share)	Second Quarter 2022	Second Quarter 2021	YTD 2022	YTD 2021

Weighted average number of shares (basic) **	201,711,804	201,677,981	201,745,255	201,677,981
Result after taxation	(0.02)	(0.44)	(0.24)	(0.80)

**	The number of shares issued on 30 June 2022 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav on 30 June 2022 is 201,783,532.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Second Quarter 2022	Second Quarter 2021	YTD 2022	YTD 2021

Profit (loss) for the period	(4,904)	(89,677)	(48,276)	(160,690)
+ Net interest expenses	27,622	21,211	61,018	37,657
+ Depreciation of tangible and intangible assets	53,650	87,368	106,251	171,225
+ Income tax expense (benefit)	(4,960)	(807)	(4,923)	(1,518)

EBITDA (unaudited)	71,408	18,095	114,070	46,674

+ Net interest expenses JV	(873)	794	(361)	1,630
+ Depreciation of tangible and intangible assets JV	1,163	3,075	3,149	6,116
+ Income tax expense (benefit) JV	3,237	653	984	1,311

Proportionate EBITDA	74,935	22,617	117,842	55,731

Proportionate EBITDA per share:

(in USD per share)	Second Quarter 2022	Second Quarter 2021	YTD 2022	YTD 2021

Weighted average number of shares (basic)	201,711,804	201,677,981	201,745,255	201,677,981
Proportionate EBITDA	0.37	0.11	0.58	0.28

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the second quarter of 2022, the Company realized a net loss of USD 4.9 million or USD (0.02) per share (second quarter 2021: a net loss of 89.7 USD million or USD (0.44) per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 74.9 million (second quarter 2021: USD 22.6 million).

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Thursday 4 August 2022 – 8 a.m. CET

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second Quarter 2022	Second Quarter 2021	First Semester 2022	First Semester 2021
VLCC
Average spot rate (in TI Pool)*	17,000	11,250	15,000	13,000
Average time charter rate**	45,500	51,250	47,000	43,750
SUEZMAX
Average spot rate***	20,000	10,500	17,750	11,750
Average time charter rate	30,500	29,750	30,500	29,750

*	Euronav owned ships in TI Pool (excluding technical offhire days and TI Adm costs)
**	Including profit share where applicable
***	Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Fleet rejuvenation

Sale of 3 Suezmaxes

In April 2022, we announced the sale of the Suezmax Bari (2005 – 159,186 dwt). The vessel was held in a 50/50 joint venture with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. In June, the Company sold its two eldest Suezmax vessels, the Cap Pierre (2004 - 159,048 dwt) and the Cap Leon (2003 - 159,048 dwt). As a result of these transactions the average age of our fully owned Suezmax fleet reduced from 11.4 years to 10.7 years.

Sale of 4 older VLCCs with proceeds re-invested into 2 modern, scrubber fitted VLCCs

In April 2022, Euronav purchased two eco-VLCCs, the Chelsea (renamed Dalis) (2020 – 299,995 dwt) and the Ghillie (renamed Derius) (2019 – 297,750 dwt), for USD 179 million in total in cash (sisterships of existing VLCCs). In parallel to this transaction, Euronav sold four older S-class VLCCs for an en-bloc price of USD 198 million. The four vessels are the Sandra (2011 – 323, 527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt). All four vessels are non-eco VLCCs with significant higher consumptions and carbon footprint than modern eco-VLCCs.

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Thursday 4 August 2022 – 8 a.m. CET

The transactions have reduced the average age of Euronav’s fully owned VLCC fleet from 7.3 years to 6.6 years, making it amongst the youngest VLCC fleets globally.

Euronav considers regular fleet rejuvenation as an important function of ship management in providing quality services to our clients. These top of the range eco-vessels will deliver an improvement in our operational performance upon delivery later this quarter.

FSO consolidation of joint venture

In June 2022, Euronav became the full owner of the FSO platforms previously held in 50-50 joint venture with International Seaways, Inc. (INSW). Net of adjustments for working capital and debt, Euronav paid approximately USD 140 million in cash for the purchase of the two converted ULCCs. The current contract for these two custom-made units with a capacity of 2.8 million barrels runs until Q3 2022. After that and in direct continuation, they will switch to a new 10-year contract that was agreed with North Oil Company (NOC) in 2020. As a consequence, the 2 FSO companies are fully consolidated as of June 2022. The April and May results are still integrated as investments in equity accounted investees based on the JV relationship with INSW. Going forward and taking into consideration the renewed contract rates as from Q4 2022 onwards quarterly revenues will be positively impacted for an amount of USD 15.75 million whereas EBITDA contribution is estimated to be at a level of USD 10 million.

Update - Newbuilding delivery schedule

Outstanding capital expenditure for the six vessels currently under construction at the end of Q2 2022 was USD 345 million, split as follows: USD 44 million in 2022, USD 268 million in 2023 and USD 33 million in 2024.

Maintenance

On our existing fleet, we continue to take advantage of the current challenging freight rate environment to accelerate a number of scheduled dry dockings during 2022, with 16 dry dockings scheduled (11 VLCCs and 5 Suezmaxes) this year of which 12 (8 VLCCs and 4 Suezmaxes) have been completed already.

Combination with Frontline

On 11 July 2022 we announced that Euronav and Frontline have entered into a definitive agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every Euronav share (the “Combination”), which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. The agreement confirms the principal aspects of the previously announced term sheet that was signed on 7 April 2022. More details are provided in the press release of 11 July. https://www.euronav.com/en/investors/company-news-reports/press-releases/2022/frontline-ltd-considers-voluntary-public-takeover-bid-on-euronav-nv/

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Indicative Timetable and Next Steps

Frontline will be relocated from Bermuda to Cyprus, a member state of the European Union prior to the launch of the tender offer. The tender offer is expected to be launched in Q4 2022, once the relocation is achieved, and Frontline intends to proceed with a simplified squeeze out if certain conditions are met. A merger will be pursued as soon as possible following the tender offer, with the aim then being to submit the merger to the Frontline and Euronav shareholders’ meetings. In the meantime, the parties will pursue all corporate and other steps necessary for the Combination.

Euronav looks forward to the exchange offer and delivery of a merger with Frontline which we believe is in the best interests of all our stakeholders. Our recent AGM (19 May 2022) contained a number of key resolutions where shareholders had the opportunity to express their views on the strategic direction of the company and on which the majority of shareholders expressed support for current strategy.

Should Frontline decide to formally launch the tender offer, it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus. The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Frontline decides not to proceed with the tender offer, it will report about this in accordance with its legal obligations.

Distribution to shareholders

COUPON 29:

Ex-dividend date	30/08/2022
Record date	31/08/2022
Payment date	09/09/2022

Euronav maintains its stated policy of distributing USD 3 cents per share per quarter.

Following the decision of the shareholders meeting of November 2021 to make the issue premium reserve account available for distribution and in line with the decision of the annual shareholders meeting of 19 May 2022, a distribution of USD 3 cents related to Q2 2022 will be paid via a repayment from that issue premium reserve. This distribution approach will again be optimal for shareholders as Euronav anticipates there will be zero withholding tax (WHT) associated with such a payment. USD 3 cents per share will thus be paid to shareholders on 9th of September.

FINANCING AND ACCOUNTING AT EURONAV

Liquidity

Euronav continues to maintain a strong financial base and excellent relationships with its capital providers: commercial banks, equity, and debt investors. At the end of June 2022, the Company had liquidity of USD 459 million, comprising USD 275 million cash and USD 184 million undrawn committed credit facilities.

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On 21 June 2022, the group entered into a USD 150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. The new facility has been concluded with ING and ABN Amro who were also the supporting banks in the existing facility. The new facility is linked to the sustainability performance of the Company. The commercial terms include a reduction of the interest rate when the Company achieves its targets in relation to two sustainability KPI’s. The facility will have a duration of 7.75 years with maturity on March 30, 2030.

Moreover, fleet emission data for 2021 has been independently verified. The sustainability target aligned with the Poseidon Principle’s trajectory has been successfully achieved. Five bps margin reduction has been achieved on sustainability linked financings of USD 713M and EUR 80M.

TANKER MARKET & OUTLOOK

Dislocation from the Russia-Ukraine war has been the key driver of tanker markets since late Q1. The movement of crude has become (and is likely to stay) less efficient as Europe recalibrates its crude imports from Russia to Atlantic and Middle East sourced barrels instead. This current trend has further to run and will likely expand as other nations diversify their crude suppliers. This should drive longer ton-miles as crude should travel further – both factors absorbing additional vessel capacity now and going forward.

The time charter activity is beginning to show some positive signs of life. More than fifteen VLCC time charters with a duration of 12 months or more have been agreed so far in 2022 (source: Bloomberg), compared with just 10 in 2021. Recent rates have been set in the USD 35-38,000 per day (for 2020-21 tonnage) with charter duration also rising toward three years.

The current counter-seasonal increase in freight rates is establishing a potentially dynamic market for crude transportation this winter. Short term factors are underpinned for the second half, with the IEA expecting Chinese oil demand to increase from 14.6 Mb/d in 2022 Q2 to 15.7 Mb/d in Q3 and 15.9 Mb/d in Q4 with demand to average 16.2 Mb/d (+5.2%). Higher refining utilisation and the addition of new refining capacity will drive growth in the import demand. Vessel supply is also exhibiting supportive momentum – the surplus number of VLCCs in the Middle East recently hit a two-year low (source: Bloomberg TNNGSD Index) indicating a growing tightness in core tanker markets.

The expectation going forward is that global oil demand growth will need to be satisfied by non-OPEC producers in the Atlantic Basin thus driving ton miles further. The USA is forecast to add 1m bpd of production between now and the end of 2023 supported by Brazil, Canada and Guyana (200k bpd each).

Looking further ahead, fundamental data point to a sustainable recovery. The order book to fleet ratios (VLCC 4.9%, Suezmax 3.9%) remain at multi-year lows. The limited new vessel supply dynamic is driven by higher pricing (VLCC USD 119 million - 22 July - Clarksons quote) and shipyards being busy until 2025 with other segment orders. New regulations (EEXI) will start to progressively bite into a global fleet where 14% of the global VLCCs will be aged over 20 years and 29% aged over 15 years upon delivery of the current order book at the end of 2023.

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Regulated information
Thursday 4 August 2022 – 8 a.m. CET

So far in the third quarter of 2022, the Euronav VLCC fleet that operated in the Tankers International Pool has earned about USD 12,700 USD per day and 47% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 23,900 USD per day on average with 49% of the available days fixed. Freight rates for fixtures in recent weeks in both VLCC and Suezmax have been substantially above the run rate for Q3 indicating a tightening of the market ahead of the winter trading season.

SUSTAINABILITY AND ESG ACTIVITIES

Webber Research 2022 ESG Scorecard

Euronav has been placed in the top quartile of the only major report into Shipping Corporate Governance undertaken by Webber Research since 2016 (previously Wells Fargo). The Company was listed 5th out of 52 shipping companies of various sectors (containers, bulk, tankers) in the scorecard for 2022. Euronav will continue to observe and apply the highest standards of corporate governance. The ESG Scorecard ranks the public shipping universe on a number of corporate governance metrics with the goal of identifying both high quality shipping platforms and points of conflict based on underlying factors. The 2022 scorecard reflects that shipping sector is gradually integrating ESG standards and competition is becoming more intense.

Euronav’s road to decarbonisation

On 5 May 2022, Euronav presented its decarbonisation strategy and targets through a virtual event called ‘Euronav’s road to decarbonisation’. As the world’s largest independent quoted tanker company engaged in the ocean transportation and storage of crude oil, Euronav is uniquely placed to develop sustainable business within the energy transition. The Company has set a decarbonisation strategy that not only aligns with the emission reduction targets of IMO 2030 and IMO 2050, but even exceeds them in order to be fully aligned with the Paris agreement. The replay and presentation of the event are still available here: https://euronav.connectid.cloud/register.

Waterborne Technology Platform

On 23 May 2022, Euronav announced that it became a member of the Waterborne Technology Platform. Waterborne TP has been set up as an industry-oriented Technology Platform with the objective to establish a continuous dialogue between all waterborne stakeholders. This is a broad target audience, comprised of amongst others classification societies, shipbuilders, shipowners, maritime equipment manufacturers, infrastructure and service providers, universities, or research institutes, and with the EU Institutions, including Member States.

IR Magazine – final nominee

In June 2022, Euronav attended the IR Magazine Awards Europe 2022 as the Company was shortlisted as a finalist for the category ‘Best in sector: industrials’. This category covers companies that have impressed the investment community the most with their overall IR program in their sector. This recognition of our sustainability and investor relations effort is our third such acknowledgement in the past four years. Euronav was nominated next to some big contestants such as ABB, Deutsche Post DHL, DSV, Schneider Electric and Siemens. Deutsche Post DHL took the award home.

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Marine Money – ‘2021 sustainability-linked deal of the year’ award

In June 2022, Euronav was awarded the 2021 sustainability-linked deal of the year award during Marine Money Week in New York, for our EUR 80 million sustainability linked credit facility signed with a number of commercial banks and including partnership with the Flemish Government. Marine Money’s Deal of the Year awards recognise the global bankers, financial advisors and legal teams who execute transactions that they believe are exceptional. Their criteria for selection include value creation for stakeholders, creativity, overcoming execution, challenges, and innovation.

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website athttps://www.euronav.com/investors/.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	4 August 2022
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2022 Earnings Conference Call”
Event Site/URL:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=2msHmXOF

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10168797/f38e482bbe Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 11 August 2022, beginning at 9 a.m. EST / 3 p.m. CET on 4 August 2022. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10168797.

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Publication of half year report 2022: Wednesday 10 August 2022

IMPORTANT INFORMATION FOR INVESTORS

Frontline Relocation

Frontline intends to file with the SEC a registration statement on Form F-4 with proxy materials containing information about the relocation. Frontline will mail a final prospectus and proxy materials and other relevant documents after the SEC completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting(s) to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy materials will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy materials, as well as other filings containing information about Frontline without charge, at the SEC’s website (www.sec.gov). Copies of the filings with the SEC can also be obtained, without charge, by directing a request to:

Lars H. Barstad

Chief Executive Officer, Frontline Management AS

Tel: +47 23 11 40 37

Email: lba@frontmgt.no

Additionally, all documents filed with the SEC can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the SEC by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the SEC by Euronav with respect to the exchange offer. The offer to exchange all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM

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TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Euronav under the “SEC Filings” section of Euronav’s website at https://www.euronav.com/en/investors/company-news-reports/sec-filings/ and by Frontline at https://www.frontline.bm/sec-filings/. The information on these websites is not incorporated by reference into this press release.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Euronav NV	Frontline Ltd.
Mr. Brian Gallagher Head of IR and Communications Tel: +44 20 7870 0436 Email: IR@euronav.com	Lars H. Barstad Chief Executive Officer Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no

The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (three of which on a bareboat contract and three of which time chartered in) with further three under construction), 24 Suezmaxes (of which two vessels are time chartered in) with a further three under construction and 2 FSO vessels.

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About Frontline Ltd.

Frontline is an independent tanker company engaged in the ocean transportation of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 18 VLCCs (with further five due for delivery in 2022), 29 Suezmaxes and 20 LR2/Aframax tankers.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, the occurrence of the Merger, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter

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counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products, including but not limited as a result of inflation, and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Euronav’s forward-looking statements. These forward-looking statements are and will be based upon our management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Condensed consolidated statement of financial position (unaudited)

(in thousands of USD)

	June 30, 2022	December 31, 2021
ASSETS

Non-current assets
Vessels	3,219,186	2,967,787
Assets under construction	137,027	181,293
Right-of-use assets	31,922	29,001
Other tangible assets	997	1,218
Intangible assets	16,571	186
Receivables	40,296	55,639
Investments in equity accounted investees	2,126	72,446
Deferred tax assets	1,519	1,546

Total non-current assets	3,449,644	3,309,116

Current assets
Bunker inventory	47,648	69,035
Non-current assets held for sale	50,345	—
Trade and other receivables	263,433	237,745
Current tax assets	57	99
Cash and cash equivalents	277,220	152,528

Total current assets	638,703	459,407

TOTAL ASSETS	4,088,347	3,768,523

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,690,443	1,702,549
Translation reserve	(175)	453
Hedging reserve	21,594	2,396
Treasury shares	(163,024)	(164,104)
Retained earnings	132,023	180,140

Equity attributable to owners of the Company	1,920,009	1,960,582

Non-current liabilities
Bank loans	1,560,284	1,175,835
Other notes	197,223	196,895
Other borrowings	78,872	86,198
Lease liabilities	15,589	16,759
Other payables	451	3,490
Employee benefits	10,276	6,839
Provisions	743	892

Total non-current liabilities	1,863,438	1,486,908

Current liabilities
Trade and other payables	120,430	83,912
Current tax liabilities	4,154	366
Bank loans	112,086	29,313
Other notes	—	67,025
Other borrowings	43,189	117,863
Lease liabilities	24,763	22,292
Provisions	278	262

Total current liabilities	304,900	321,033

TOTAL EQUITY and LIABILITIES	4,088,347	3,768,523

Condensed consolidated statement of profit and loss (unaudited)

(in thousands of USD except per share amounts)

	2022	2021*

	Jan. 1 - Jun. 30, 2022	Jan. 1 - Jun. 30, 2021

Shipping income
Revenue	263,062	208,134
Gains on disposal of vessels/other tangible assets	33,591	10,568
Other operating income	7,636	4,673

Total shipping income	304,289	223,375

Operating expenses
Voyage expenses and commissions	(74,452)	(50,761)
Vessel operating expenses	(101,521)	(116,097)
Charter hire expenses	(4,456)	(4,283)
Loss on disposal of vessels/other tangible assets	(347)	—
Depreciation tangible assets	(106,068)	(171,181)
Depreciation intangible assets	(183)	(44)
General and administrative expenses	(23,171)	(16,582)

Total operating expenses	(310,198)	(358,948)

RESULT FROM OPERATING ACTIVITIES	(5,909)	(135,573)

Finance income	11,211	8,631
Finance expenses	(73,075)	(46,443)

Net finance expenses	(61,864)	(37,812)

Share of profit (loss) of equity accounted investees (net of income tax)	14,574	11,177

PROFIT (LOSS) BEFORE INCOME TAX	(53,199)	(162,208)

Income tax benefit (expense)	4,923	1,518

PROFIT (LOSS) FOR THE PERIOD	(48,276)	(160,690)

Attributable to:
Owners of the company	(48,276)	(160,690)

Basic earnings per share	(0.24)	(0.80)
Diluted earnings per share	(0.24)	(0.80)

Weighted average number of shares (basic)	201,745,255	201,677,981
Weighted average number of shares (diluted)	201,991,509	201,773,240

*

In order to improve the relevancy of the accounting information of the income statement, the Company has decided to reclassify certain cost elements without impact on the profit (loss) for the period. This voluntary change has been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been revised.

Condensed consolidated statement of comprehensive income (unaudited)

(in thousands of USD)

	2022	2021
	Jan. 1 - Jun. 30, 2022	Jan. 1 - Jun. 30, 2021
Profit/(loss) for the period	(48,276)	(160,690)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(628)	(170)
Cash flow hedges - effective portion of changes in fair value	19,198	4,532
Equity-accounted investees - share of other comprehensive income	159	539

Other comprehensive income (expense), net of tax	18,729	4,901

Total comprehensive income (expense) for the period	(29,547)	(155,789)

Attributable to:
Owners of the company	(29,547)	(155,789)

Condensed consolidated statement of changes in equity (unaudited)

(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	936	(7,456)	(164,104)	540,714	2,311,787

Profit (loss) for the period	—	—	—	—	—	(160,690)	(160,690)
Total other comprehensive income (expense)	—	—	(170)	4,532	—	539	4,901
Total comprehensive income (expense)	—	—	(170)	4,532	—	(160,151)	(155,789)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(12,100)	(12,100)
Total transactions with owners	—	—	—	—	—	(12,100)	(12,100)

Balance at June 30, 2021	239,148	1,702,549	766	(2,924)	(164,104)	368,463	2,143,898

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	(48,276)	(48,276)
Total other comprehensive income (expense)	—	—	(628)	19,198	—	159	18,729
Total comprehensive income (expense)	—	—	(628)	19,198	—	(48,117)	(29,547)

Transactions with owners of the company
Dividends to equity holders	—	(12,106)	—	—	—	—	(12,106)
Treasury shares delivered in respect of share-based payment plans’	—	—	—	—	1,080	—	1,080
Total transactions with owners	—	(12,106)	—	—	1,080	—	(11,026)

Balance at June 30, 2022	239,148	1,690,443	(175)	21,594	(163,024)	132,023	1,920,009

Condensed consolidated statement of cash flows (unaudited)

(in thousands of USD)

	2022	2021
	Jan. 1 - Jun. 30, 2022	Jan. 1 - Jun. 30, 2021
Cash flows from operating activities
Profit (loss) for the period	(48,276)	(160,690)

Adjustments for:	115,242	185,659
Depreciation of tangible assets	106,068	171,181
Depreciation of intangible assets	183	44
Provisions	(133)	(115)
Income tax (benefits)/expenses	(4,923)	(1,518)
Share of profit of equity-accounted investees, net of tax	(14,574)	(11,177)
Net finance expense	61,865	37,812
(Gain)/loss on disposal of assets	(33,244)	(10,568)

Changes in working capital requirements	35,215	(4,421)
Change in cash guarantees	59	(8)
Change in inventory	21,386	2,602
Change in receivables from contracts with customers	(14,690)	(5,884)
Change in accrued income	(5,223)	303
Change in deferred charges	(5,150)	(8,486)
Change in other receivables	(663)	(658)
Change in trade payables	14,774	6,342
Change in accrued payroll	(86)	(3,034)
Change in accrued expenses	23,068	2,672
Change in deferred income	(126)	(365)
Change in other payables	(1,589)	733
Change in provisions for employee benefits	3,455	1,362

Income taxes paid during the period	8,780	723
Interest paid	(51,996)	(29,825)
Interest received	1,414	2,815
Dividends received from equity-accounted investees	1,000	1,375

Net cash from (used in) operating activities	61,379	(4,364)

Acquisition of vessels and vessels under construction	(427,951)	(264,917)
Proceeds from the sale of vessels	198,011	51,344
Acquisition of other tangible assets	(95)	(79)
Acquisition of intangible assets	(16,569)	(42)
Payments received from loans to related parties	32,794	796
Repayment of loans from related parties	(10,215)	—
Lease payments received from finance leases	1,015	975

Net cash from (used in) investing activities	(223,010)	(211,923)

(Purchase of) Proceeds from sale of treasury shares	1,080	—
Proceeds from new borrowings	898,391	543,274
Repayment of borrowings	(349,161)	(190,271)
Repayment of lease liabilities	(12,522)	(27,309)
Repayment of commercial paper	(221,196)	(62,391)
Repayment of sale and leaseback	(11,240)	(11,240)
Transaction costs related to issue of loans and borrowings	(1,725)	(608)
Dividends paid	(12,117)	(12,105)

Net cash from (used in) financing activities	291,510	239,350

Net increase (decrease) in cash and cash equivalents	129,879	23,063

Net cash and cash equivalents at the beginning of the period	152,528	161,478
Effect of changes in exchange rates	(5,187)	(1,863)

Net cash and cash equivalents at the end of the period	277,220	182,678

of which restricted cash	—	—